SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-13464

Telecom Argentina S.A.
(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Securities and Exchange Commission dated June 29, 2010 regarding Resolutions of the Court of Appeals in Economic and Criminal Matters

FOR IMMEDIATE RELEASE

Buenos Aires, June 29, 2010

Securities and Exchange Commission

Dear Sirs,

RE.: Resolutions of Chamber “A” of the Court of Appeals in Economic and Criminal Matters

I am writing to you as attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) to inform you that, on June 23, 2010, the Company informed the Argentine National Securities Commission (the “CNV”) and the Buenos Aires Stock Exchange (the “BCBA”) of three resolutions issued by Chamber “A” of the Court of Appeals in Economic and Criminal Matters (the “Court”).

Through one of these resolutions, the Court annulled Resolution N° 123/08 issued by the National Antitrust Commission (CNDC), which, based on Antitrust Law N° 25,156, notified Telecom Italia S.p.A and Telecom Italia International N.V. that, until the CNDC issued a resolution pursuant to Law 25,156 and in connection with the purchase options agreed to through the  agreement dated September 9, 2003 between Telecom Italia International N.V. and W of Argentina—Investments SL, these companies should "refrain from exercising any of the purchase options, assign, transfer or carry out any kind of legal action related to these options.”

A majority of the Court held that the CNDC did not have authority to issue the above-mentioned  measure.  However, the validity and enforcement of the above-mentioned agreement are still under  review, as described in the Company’s timely filed financial statements.

Through the second resolution, the Court annulled CNDC Resolution N° 44/09, which, pursuant to Antitrust Law No. 25 156, had resolved to notify the directors and members of the Supervisory Committee of Telecom Argentina´s Group companies (the “Telecom Group”) of the following: that (i) Telecom Italia S.p.A and Telecom Italia International N.V., (ii) the attornies-in-fact , officers and directors of Telecom Italia S.p.A, Telecom Italia International NV and of its direct and indirect shareholders and (iii ) the directors and members of the Supervisory Committee appointed at the request of Telecom Italia S.p.A and Telecom Italia International N.V. at Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A., Micro Sistemas S.A. and Cubecorp Argentina S.A. should have refrained and shall refrain from making decisions that have involved or will involve, directly or indirectly, the exercise of voting rights, or decide or give instructions for the exercise of voting rights, including those arising from shareholder agreements in Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A., Micro Sistemas S.A. and Cubecorp Argentina S.A.

The above-mentioned resolution N°44/09 had also ordered the Telecom Group to “revoke and retract all decisions passed by the Board of Directors, Committees, Supervisory Committees, Attorneys-in-fact or Managers, or those holding similar positions, which implied the exercise of voting rights since January 9, 2009”, the date on which the CNDC issued Resolution N° 4/09.  This decision had not been implemented because Chamber 2 of the Court of Appeal in Civil and Commercial Matters issued successive precautionary measures suspending its implementation.  The market was timely informed of the issuance of such precautionary measures.

The third resolution declared wrongly-granted the appeals against Article 1 of CNDC Resolution N° 04/09.  Said Article had ordered Pirelli & C. S.p.A and Sintonia S.A, as "Sellers" and Telefónica S.A. (of Spain), Assicurazioni Generali S.p.A, Intesa Sanpaolo S.p.A, Sintonia S.A. and Mediobanca S.p.A as "Buyers" to

notify the enforcement authority of certain transactions considered to affect the economic concentration of the market.  This resolution nullified the portion of CNDC Resolution No. 04/09 that restricted the exercise of certain voting rights.  The Company notified the SEC of CNDC Resolution No. 04/09 through a Form 6-K filed on 1/14 /2009. These resolutions do not affect the precautionary measures issued by the Courts of Administrative Litigious Matters, which continue to be in force (with respect to which Chamber I issued a decision on 3/26/2009 and Chamber III on  6/11/2009).

Sincerely,

Maria Carrera Sala

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	June 29, 2010	By:	/s/ Franco Bertone
			Name:	Franco Bertone
			Title:	Chief Executive Officer